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SEC FILE NUMBER
8-67580

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CITY CAPITAL ADVISORS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 NORTH MICHIGAN AVENUE, SUITE 3200
(No. and Street)

CHICAGO	ILLINOIS	60611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HOCHFELDER & WEBER, P.C.
(Name – if individual, state last, first, and middle name)

525 WEST MONROE - #910	CHICAGO	ILLINOIS	60661
(Address)	(City)	(State)	(Zip Code)

11/25/2003	880
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARK TIMMERMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CITY CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
SHARON STEWART
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/27/22

Notary Public

Signature:

Title:
MANAGING DIRECTOR

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2021

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2021

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash	$ 1,816,390
Accounts Receivable - operations	80,659
Misc Receivable	22,530
Employee Draws	104,940
Total Current Assets	2,024,519
FIXED ASSETS	
Operating Lease - Right-of-Use Asset	1,250,624
Leasehold Improvements	35,828
Office Equipment	113,206
Office Furniture	107,844
Total Fixed Assets	1,507,502
Less: Accumulated Depreciation	(238,765)
Net Fixed Assets	1,268,737
OTHER ASSETS	
Deposits	82,577
Prepaid Expenses	35,291
Startup Costs (Net of Amortization)	-
Total Other Assets	117,868
TOTAL ASSETS	$ 3,411,124

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,116,520
Accrued Payroll Liabilities	12,848
Operating Lease Liability	142,330
Total Current Liabilities	1,271,697
LONG TERM LIABILITIES	
Operating Lease Liability	1,108,294
Total Long Term Liabilities	1,108,294
EQUITY	
Members' Equity	1,031,133
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,411,124

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $14,437 for the year ended December 31, 2021.

INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017.

ACCOUNTS RECEIVABLE

The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2021, the Company considers all accounts receivable to be collectible.

REVENUE RECOGNITION

The Company's revenues are derived mainly from investment banking fees and related financial advisory services. Investment banking fee revenue is recognized upon the consummation of a transaction with various clients. Other financial advisory revenue is recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and the collectivity is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SHARED INVESTMENT BANKING FEES

Shared investment banking fees represent payments made to independent contractors and employees for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS

The Company leases one separate office space in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company is receiving 12 months of rent abatement beginning on December 1, 2017.

The Company also entered into two equipment leases in July 2019, which expires in November 2024. The monthly payment, including taxes and fees, is $1,810.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2022	395,763
2023	422,889
2024	433,964
2025	445,233
2026	456,703
2027	468,380
2028	439,898
Total	$ 3,062,830

Rent Expense amounted to $398,281 for 2021.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2021, the Company had adjusted Net Capital and Net Capital requirements of $687,023 and $75,291, respectively.

5. MAJOR CUSTOMERS

At December 31, 2021 one client accounted for 37% of total accounts receivable. During 2021, three clients accounted for 37%, 24%, and 21%, of total revenue, respectively. No other client accounted for more than 3% of 2021 revenue.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2021, $1,567,126, was uninsured.

7. REVENUE SHARE INCOME

The revenue share income in 2021 was $228,407 received from City Capital Ventures, an unrelated party. As part of the revenue share agreement, City Capital Ventures receives from the Company office space consisting of private and semi-private offices, a cubicle, and the use of its conference rooms and kitchen. The Company also provides overhead support that include but is not limited to administrative support, copiers/printers, office supplies, phone equipment, IT support, phone and internet service.

8. RETIREMENT PLAN

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $12,319 for the year ended December 31, 2021.

9. PAYCHECK PROTECTION PROGRAM

The CARES Act, created the Paycheck Protection Program (PPP), under Section 7 (a) of the Small Business Act (15 USC 636) to provide low-interest loans to certain small businesses. PPP loans are eligible for forgiveness if the requirements specified in the CARES Act regarding use of funds, employee retention and maintenance of salaries are met. The Company, received $363,900 on April 17, 2020 and this amount was forgiven by the SBA on May 21, 2021. The Company received an additional $257,850 on February 9, 2021 and this amount was forgiven by the SBA on August 30, 2021.

10. EMPLOYEE RETENTION CREDIT

The Employee Retention Credit (ERC) is a refundable tax credit against certain employment taxes provided under the CARES Act. The Company qualified for the tax credit under the CARES Act and received $36,904 and $44,814 for quarters ending March 31, 2021 and June 30, 2021 respectively and is recorded in "Other Income" on the Company's Statement of Income. The Company retroactively qualified and claimed the tax credit for quarter ending December 31, 2020 on Form 941-X Adjusted Employer's Quarterly Federal Tax Return in the amount of $27,085. The company had originally retained $4,554 by reducing its payroll deposits in connection with the CARES Act Payroll Tax Deferral Program, which was reversed on the Form 941-X. Therefore, it expects to receive a refund of $22,530 and is recorded in "Misc. Receivable" on the Company's Balance Sheet.

11. ADOPTION OF ASC 842 - LEASES

Effective December 31, 2021 the Company implemented the FASB Topic 842, Leases, issued by the Accounting Standards Update (ASU) No. 2016-02, which requires the lessee to recognize leases on the balance sheet and disclose key information about the Company's office operating lease in downtown Chicago, Illinois. The company recorded a $1,250,624 Operating Lease Right-of-Use ("ROU") Asset and related Operating Lease Liability for their operating lease, which expires November 30, 2028. The lease asset and lease liability was initially recognized based on the present value of its future lease payments, using a discount rate of 5%. Lease expense going forward will be measured by amortizing the ROU asset on a straight-line basis over the remaining term of the lease, plus the interest charge on the lease liability payments.

The Company has also elected, for all underlying classes of assets, to not recognize ROU lease assets and liabilities for short-term leases that have a lease term of twelve (12) months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease costs associated with our short-term leases on a straight-line basis over the lease term.

As a result of the adoption of ASC 842, the Company reversed the existing Deferred Rent Liability of $341,433 at December 31, 2021, by recording the change as a prior period adjustment on the Statement of Members Equity.

12. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 23, 2022, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2021.